April 20, 2007
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Kathleen Collins, Accounting Branch Chief

Re:	Symantec Corporation
Form 10-K for the fiscal year ended March 31, 2006
Filed June 9, 2006
File No. 000-17781
Ladies and Gentlemen:
     This letter responds to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) set forth in the letter dated April 5, 2007, from Ms. Kathleen Collins to Mr. James A. Beer of Symantec Corporation (the “Company”). For your convenience, we have set forth below each of the Staff’s comments in italicized text in the same numbered order in which they appear in your letter. The Company’s response to each Staff comment follows immediately after the text of the corresponding comment. References to page numbers in our responses are references to the page numbers in the applicable periodic report.
     The Company is requesting confidential treatment of the responses set forth in Attachment A to this letter (as detailed in the Company’s written confidential treatment request accompanying Attachment A, which has been submitted under separate cover), pursuant to Regulation 200.83 of the Commission (17 C.F.R. §200.83).
Form 10-K for the Fiscal Year Ended March 31, 2006
Summary of Significant Accounting Policies
Revenue Recognition, page 75
1. Please refer to comment 3 in our letter dated February 16, 2007. We note in your response that for multiple element arrangements with a value exceeding a certain threshold, you use the stated renewal rate methodology, or paragraph 57 of SOP 97-2, to determine VSOE of fair value of PCS. Tell us what percentage of your customers actually renew at these stated rates and provide the range of typical renewal rates that are stated in your contracts.
Response:
The numbers, words and percentages identified as A1 – A7 in the Company’s response to the Staff’s comment 1 are set forth in Attachment A, which has been provided to the Staff under separate cover. Confidential treatment has been requested for Attachment A pursuant to Regulation 200.83 of the Commission (17 C.F.R. §200.83).

It is both Symantec’s policy and practice to enforce the renewal rate stated in the original contract. The Company requires [A1] approval for any exceptions to this policy, which occur in very limited instances. [A2] Additionally, the Company reviewed its [A3] stand-alone stated rate renewals in the 12 months ended March 30, 2007, noting that [A4] renewed at the originally stated rate. [A5] The range of typical renewal rates that Symantec includes in our contracts is between [A6] and [A7].
2. We also note in your response to comment 3 in our letter dated February 16, 2007 that VSOE of fair value for professional services and training and education is established based on the Company’s history of separately sold arrangements. Help us understand how you are using historical pricing evidence method (i.e. the bell-shaped curve method) in establishing VSOE of fair value for professional services and training and education. In this regard, tell us if your VSOE is based on the sales price of the total arrangement or whether you have established VSOE for the hourly rate charged for your services and then apply such rate to the estimated hours to complete such services. If the former is the case, tell us if the arrangements to provide services differ from contract to contract how you are able to compare the pricing of such arrangements in establishing VSOE. Also, tell us whether your professional services and training and education services are based on time and materials or if it is based on a fixed fee.
Response:
The percentages identified as B1 - B3 in the Company’s response to the Staff’s comment 2 are set forth in Attachment A, which has been provided to the Staff under separate cover. Confidential treatment has been requested for Attachment A pursuant to Regulation 200.83 of the Commission (17 C.F.R. §200.83).
Symantec utilizes the most recent four quarters of data from stand-alone professional services, and training and education deals to establish VSOE for a given period. VSOE is considered established when the actual price in a specific category is sold separately and meets the bell-curve approach criteria, noted in our response to Comment 3 to the Staff’s letter dated February 16, 2007, for that period.
For professional services, we establish VSOE for the daily rate charged for our services. Our professional services are typically provided on a time and materials basis. For fixed price professional services contracts, we apply the applicable daily rate to the estimated hours or days to complete the services. For training and education services, we establish VSOE based on the sales price of the total standalone training and education arrangement. Symantec offers specific pricing for specific training and education offerings, and the offerings do not vary contract by contract. VSOE is established when [B1] of the standalone training and education arrangements are within +\- [B2] of a specific [B3].
Note 13. Income Taxes, page 104
3. Your response to our prior comment 2 indicates that an accrual (amount of which is disclosed in A2 to Appendix A) was made in the March quarter to accrue for a new contingent penalty risk arising from the late filing of the final Veritas pre-acquisition tax return. We also note that from your disclosures in subsequent Forms 10-Q, the tax expense for the June 2006 quarter includes an accrual of approximately $6 million for penalty risks associated with the late filing of Veritas’ final pre-acquisition tax return. Tell us if the amount recorded in quarter ended June 30, 2006 was in addition to the amount recorded in quarter ended March 31, 2006 or whether the amount referenced in your response was actually recorded in the first quarter of fiscal 2007. If the latter is the case, then tell us how such amounts had any impact on your conclusions that consistent projected tax rates were applied in each interim period of fiscal 2006.
Response:
The Company accrued penalties in both the March and June 2006 quarters, following the failure to timely file the final pre-acquisition tax return of Veritas (i.e., the accrual in the June 2006 quarter was in addition to the accrual in the March 2006 quarter).
The penalty (which can be waived for reasonable cause) is assessed for each month, or portion thereof, that the tax return is delinquent and is computed on the balance due at that time. Since the tax return was due March 15, 2006, we are potentially subject to one month’s computation of the penalty at the end of the March 2006 quarter since the return and payment were delinquent for one month (or portion thereof) at that time. Accordingly, we accrued for one month’s penalty risk in the March 2006 quarter. The tax return was filed prior to May 15, 2006, and payment was made at that time in the form of a deposit of the taxes due (pending dialogue with the IRS concerning the return delinquency). Since an additional month had transpired in the June quarter before the return was filed and the payment made, we accrued for an additional month of penalty risk in the June 2006 quarter.
4.	With regards to the information provided in your prior comment 7 along with your disclosures in Note 13 and on page 36 of your Form 10-K, please provide the following additional information:
•	You indicated that based on information previously available, Veritas accrued a liability for its best estimate of the probable outcome of this contingency (transfer pricing matters) prior to the acquisition. Tell us how much Veritas accrued for the potential transfer pricing assessment.
Response:
The dollar amounts identified as C1- C6 in the Company’s response to the Staff’s comment 4 are set forth in Attachment A, which has been provided to the Staff under separate cover. Confidential treatment has been requested for Attachment A pursuant to Regulation 200.83 of the Commission (17 C.F.R. §200.83).
Prior to the acquisition, Veritas accrued a [C1] liability for its best estimate of the probable outcome of this contingency. This liability reflected incremental taxes arising from a potential transfer pricing adjustment of approximately [C2].
•	We note that the Company was unable to obtain relief from the IRS with regards to the lower tax rate available under the American Jobs Creation Act of 2004 prior to filing the Veritas tax return and accordingly you paid $130 million of additional U.S. taxes.

We further note that the Company reduced the amount of taxes payable accrued as part of the purchase accounting pre-acquisition contingent tax risks as an offset to the $130 million payment. Tell us how you determined it was appropriate to offset the pre-acquisition tax liability for this payment as it appears that the pre-acquisition tax liability relates to the transfer pricing matters and did not contemplate the potential ineligibility under the American Jobs Creation Act of 2004.
Response:
Both the 2000-2001 transfer pricing dispute and the 2005 dividend distribution concern the same foreign subsidiary and pool of earnings. With respect to the transfer pricing matters, the IRS is effectively contending that the earnings generated by the foreign subsidiary should have been directly attributed to the U.S. business and subject to direct U.S. taxation in the preceding years. To the extent that the IRS’ position is sustained, our U.S. tax liability for earlier years will be increased, with a corresponding reduction in the amount of earnings eligible for distribution, and therefore subject to U.S. tax, in 2005. Accordingly, the outcome of the transfer pricing matters will impact the ultimate tax treatment of the 2005 distribution.
As we discussed in our response to Comment 7 to the Staff’s letter dated February 16, 2007, we have concluded that the probable outcome of these transfer pricing matters is that virtually all of the undistributed profits of that foreign subsidiary will be subject to direct U.S. taxation in earlier years. After taking into consideration our assessment of the preceding transfer pricing disputes, we believe that the eventual tax due from the 2005 distribution will be eliminated since all such earnings subject to distribution will have been recast as directly earned by Veritas in the U.S. in earlier years. On this basis, we believe it is appropriate to treat the $130 million payment made in the June 2006 quarter as a prepayment on the amounts in dispute for the 2000-2001 tax years.
We disclosed and discussed on page 36 of our Form 10-K the various outcomes that could arise upon the resolution of both outstanding matters, including:
1. If we ultimately obtain relief from the IRS on the request for relief on the American Jobs Creation Act (“AJCA”) issue, the $130 million paid may be refunded to us, in which case we would reestablish the full accrual for the Veritas transfer pricing disputes. Alternatively, we could apply the tax deposit directly against taxes otherwise contingently due in the outstanding transfer pricing tax dispute.
2. If we ultimately do not obtain relief from the IRS on this request for relief, and we otherwise have an adjustment arising from the preceding Veritas transfer pricing disputes, then we would only owe additional tax to the extent in excess of $130 million. This is because the tax resulting from the 2005 distribution would be reduced as foreign undistributed earnings are reduced by virtue of the transfer pricing outcome in preceding years.
3. Finally, if we ultimately do not obtain relief from the IRS on this request for relief, and we are otherwise able to avoid the additional assessment for the preceding Veritas transfer pricing matters, then (1) we would be required to adjust the purchase price of Veritas to reflect a reduction in the amount of the pre-acquisition tax liabilities assumed, and (2) we would be required to recognize an equal amount of income tax expense, up to $130 million. While both matters relate to pre-acquisition tax years, we believe that the cost of the failure to timely file the return would be treated as a component of income tax expense since the post-acquisition failure to timely file the return would have triggered the liability.
•	Tell us the current status of your appeals with the IRS relating to such issue.
Response:
We have petitioned the IRS National Office for relief to make the election, notwithstanding the inadvertent clerical error. We remain in dialogue with the IRS National Office concerning this matter. We hope to have resolution on the IRS National Office’s view before we file our Form 10-K for our fiscal year ended March 2007.
•	Your response indicates that the Company recorded a liability (amount disclosed in C1 to your Appendix A) with regards to the intercompany transfer pricing matter. Does this amount include the $120 million additional liability accrued in March 2006? Also, is this amount net of the $130 million used as an offset to the taxes payable for Veritas’ pre-acquisition tax return?
Response:
The $120 million additional tax liability accrued in March 2006 resulted in the adjusted U.S. federal income tax accrual of [C3] for intercompany transfer pricing risks for Veritas’ 2000-2001 tax years. This accrual was not net of the $130 million since, as of the end of March 2006, the $130 million payment had not yet been made. In the June 2006 quarter, we made the $130 million payment, at which time we applied that payment against this accrual, for the reasons discussed above. As also noted above, the ultimate tax treatment of the 2005 distribution is dependent upon the outcome of the preceding transfer pricing matters.
•	Your disclosures on page 106 indicate that if upon resolution of the transfer pricing matter, you are required to pay an amount in excess of the Company’s provision on this matter, the incremental amounts due would be accounted for as additions to the cost of Veritas’ purchase price. Tell us how you considered paragraph 40 of SFAS 141 in your accounting for these potential payments.
Response:
We believe that the contingent taxes due in the tax years preceding the merger as a result of the transfer pricing disagreement with the IRS constitute income tax uncertainties related to the acquisition. Both FAS 109 and EITF 93-7 contemplate that any adjustments resulting from the resolution of such income tax uncertainties should be accounted for as a component of the purchase price, notwithstanding any resolution thereof after the allocation period.
•	Tell us the current status of your petition with the IRS relating to the $867 million of potential taxes due.
Response:
We held meetings in January and March, 2007 with representatives of the Appeals office of the IRS. We believe that we have resolved the less significant issues in the dispute, constituting approximately [C4] of the assessment, for approximately [C5]. The penalties have also been waived as part of the narrowing of outstanding issues. The largest issue, constituting [C6] of the assessment, remains outstanding. We filed a Joint Status Report with the Tax Court on March 21, 2007, advising the Court that we believe this matter will proceed to trial. The Tax Court has set the trial to begin July 30, 2007.
During the Appeals meetings, we and the IRS held non-binding settlement discussions. Any settlement offers we made were within the tax accruals that we have established and discussed above.
*****
     Please direct any comments or questions regarding this filing to me at (408) 517-7929 or to George Harrington, Chief Accounting Officer of the Company, at (408) 517-7300.
Very truly yours,
/s/ James A. Beer
James A. Beer
Executive Vice President and
Chief Financial Officer

cc:	V. Paul Unruh, Chair, Audit Committee of the Board of Directors
John Thompson, Chairman and Chief Executive Officer
Art Courville, Executive Vice President and General Counsel
George Harrington, Senior Vice President, Finance and Chief Accounting Officer
Chris Dyer, KPMG LLP
Daniel J. Winnike, Fenwick & West LLP
Exhibits:
     Attachment A (provided under separate cover)